UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Board of Directors of ICICI Bank Limited (the Bank), vide a resolution passed by circulation today at 2:23 p.m., on recommendation of Board Governance Remuneration & Nomination Committee and Audit Committee:

•	Accepted the early retirement request received from Mr. Subir Saha, Group Chief Compliance Officer (GCCO) with effect from close of business hours of August 28, 2025. Consequently, he would cease to be a senior management personnel (SMP) of the Bank with effect from close of business hours today pursuant to his early retirement.

•	Appointed Mr. Anish Madhavan, an existing SMP, as the GCCO with effect from August 29, 2025 in place of Mr. Saha.

The details as required under Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, read with SEBI Master Circular dated November 11, 2024 is provided in Annexure.

Annexure

Profile of Mr. Anish Madhavan

Anish Madhavan is a Chartered Accountant. He has an overall experience of 29 years in Banking & Finance. He has been with ICICI Group for 24 years. In his previous assignments in the Bank, he has handled various profiles like Head of Cards and Payment Solutions, Group Chief Internal Auditor and Head Financial Crime Prevention Group. He was also responsible for the Compliance function in the Bank for its India operations between 2015 - 2021.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: August 28, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India